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                                                                     EXHIBIT 4.5

                  FORM OF AMENDMENT TO STOCK OPTION AGREEMENTS


         This Amendment is made as of the 16th day of November, 1998, by and between Dominick's Supermarkets, Inc., a Delaware corporation (the "Company") and [name] ("Optionee").

                                    RECITALS

         The Company and Optionee have previously entered into one or more Stock Option Agreements (the "Option Agreements") pursuant to which Optionee has been granted various options (the "Options") to purchase shares of common stock $0.01 par value per share of the Company (the "Common Stock") under the Company's 1996 Equity Participation Plan and/or the Company's Restated 1995 Stock Option Plan (collectively the "Option Plans").

         The Company has entered into an Agreement and Plan of Merger (the "Merger Agreement") by and among Safeway Inc. ("Safeway"), Windy City Acquisition Corp. and the Company pursuant to which the Company will become a wholly owned subsidiary of Safeway (the "Merger") and whereby at the effective time of the Merger (the "Effective Time") certain unexercised Options will be converted into options to purchase shares of common stock $0.01 par value per share of Safeway (the "Safeway Stock") which shall be exercisable and shall vest upon the same terms and conditions as set forth in the Option Agreements, except as modified by this Amendment.

                                    AGREEMENT

         The Company and Optionee hereby amend the Option Agreements to provide as follows:

         1. Notwithstanding anything contained in the Option Agreements to the contrary, the Options shall be fully vested, nonforfeitable and fully exercisable in the event the Optionee's employment with the Company and/or Safeway is terminated after the Effective Time without Cause (as defined below) or by reason of a Constructive Termination (as defined below).

                  "Cause" shall mean any acts or omissions on the part of Optionee involving: (i) material dishonesty or misappropriation adversely affecting the Company or its property or funds; (ii) serious misconduct including but not limited to reckless or willful destruction of Company property, non-performance of Optionee's responsibilities as an employee, violation of a material condition of employment, aiding a competitor of the Company, unauthorized disclosure or use of confidential information or trade secrets or sexual, racial or other actionable harassment; (iii) conviction of, or a plea of nolo contendere to, any felony; or (iv) illegal, unethical, dishonest, fraudulent, or other similar conduct tending to place Optionee, or the Company by reason of association with Optionee, in disrepute or to subject the Company to material financial loss or loss of business. The Board of Directors of Safeway shall have the sole discretion to determine whether any termination of Optionee's employment is for Cause.



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                  "Constructive Termination" shall mean termination of
employment by the Optionee upon the first to occur of the following events, if not fully corrected upon ten (10) days' written notice from Optionee to the
Company:

         (a) the assignment to Optionee of any duties inconsistent with the position in the Company that Optionee held immediately prior to the consummation of the tender offer pursuant to the Merger Agreement (the "Offer"), or a significant adverse alteration in the nature or status of Optionee's responsibilities or the conditions of Optionee's employment from those in effect immediately prior to the consummation of the Offer; provided, however, that any change in reporting obligations which is reasonably required to conform to changes in the Company's management structure following the consummation of the Offer shall not be deemed a Constructive Termination for purposes of this clause
(a);

         (b) the Company's reduction of Optionee's annual base salary as in effect immediately prior to the consummation of the Offer, except for across-the-board salary reductions similarly affecting all management personnel of the Company and all management personnel of any person (including, without limitation, Safeway or any other corporation, partnership, limited liability company, joint venture, government agency or instrumentality or any other entity) in control of the Company;

         (c) the requirement that Optionee be based at a location more than 50 miles from the Company's office or store, as applicable, at which Optionee was principally employed immediately prior to the consummation of the Offer, except for required travel on the Company's business to an extent substantially consistent with Optionee's business travel immediately prior to the consummation of the Offer;

         (d) the Company's failure to pay Optionee any portion of Optionee's current compensation within seven (7) days of the date such compensation is due;

         (e) the Company's failure to continue in effect any material compensation or benefit plan in which Optionee participates immediately prior to the consummation of the Offer, other than any stock options or other equity based compensation plan, unless an equitable arrangement has been made with respect to such plan, or the Company's failure to continue Optionee's participation therein (or in any substitute or alternative plan) on a basis not materially less favorable, both in terms of the amount of benefits provided and the level of Optionee's participation relative to other participants, as existed immediately prior to the consummation of the Offer; or

         (f) the Company's failure to continue to provide Optionee with benefits substantially similar to those enjoyed by Optionee under any of the Company's life insurance, medical, health and accident, or disability plans in which Optionee was participating immediately prior to the consummation of the Offer, the taking of any action by the Company which would directly or indirectly materially reduce any of such benefits, or the failure by the Company to provide Optionee with the number of paid vacation days to which Optionee is entitled in accordance with the Company's vacation policy for Optionee as in effect immediately prior to the consummation of the Offer.



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         2. As of the Effective Time all unexercised Options will be assumed by
Safeway and converted automatically into options to purchase shares of Safeway Stock (each, a "Safeway Option") in an amount and at an exercise price determined as follows:

         (i) the number of shares of Safeway Stock to be subject to the Safeway Option shall be equal to the product of (A) the number of shares of Common Stock remaining subject to the Option immediately prior to the Effective Time multiplied by (B) the Conversion Ratio (as defined below), provided that any fractional shares of Safeway Stock resulting from such multiplication shall be rounded down to the nearest share; and

         (ii) the exercise price per share of Safeway Stock under the Safeway Option shall be equal to the exercise price per share of Common Stock under the applicable Option Agreement divided by the Conversion Ratio, provided that such exercise price shall be rounded down to the nearest cent.

         The "Conversion Ratio" shall be the quotient obtained by dividing $49.00 by the average of the closing prices of the Safeway Stock on the New York Stock Exchange as reported on the New York Stock Exchange Composite Transaction Tape for the 15 trading days randomly selected by lot out of the 35 trading days ending on the second trading day preceding the Effective Time.

         [3. The Optionee hereby waives the 30 day notice provision regarding the conversion of the Option following the Merger contained in Section 8 of the Option Agreements issued under the Company's Restated 1995 Stock Option Plan.]

         4. All references to the Company in the Option Agreements shall be deemed, as appropriate, to include Safeway after the Effective Time.

         IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date and year first above written.

                                            DOMINICK'S SUPERMARKETS, INC.



Date:_____________________________          By:_________________________________


                                            OPTIONEE



Date:_____________________________          ____________________________________